================================================================================


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


================================================================================





                                    FORM 11-K



                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
[X]                  OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                                       OR
                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
[ ]                  OF THE SECURITIES EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM __________ TO __________

                         COMMISSION FILE NUMBER 0-25294




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                         RIVIANA FOODS INC. SAVINGS PLAN

================================================================================


                              Post Office Box 2636
                               Houston, TX 77252

                         RIVIANA FOODS INC. SAVINGS PLAN


                                      INDEX



Report of Independent Public Accountants ..........................................................    3

Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000 .............    4

Statement of Changes in Net Assets Available for Plan Benefits for the Year
Ended December 31, 2001 ...........................................................................    5

Notes to Financial Statements--December 31, 2001 and 2000 .........................................    6

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2001 ............   10

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Employee Benefits Committee of
the Riviana Foods Inc. Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Riviana Foods Inc. Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP

Houston, Texas
May 21, 2002

                         RIVIANA FOODS INC. SAVINGS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2001 AND 2000



                                                                 2001                  2000
                                                              ------------          ------------

ASSETS:
   Investments, at fair value                                 $ 35,348,886          $ 36,248,088

   Receivables-
     Employer contributions                                         25,878               154,521
     Employee contributions                                         69,521                67,299
     Accrued interest                                                  961                   850
                                                              ------------          ------------

                                   Total receivables                96,360               222,670
                                                              ------------          ------------

                                   Total assets                 35,445,246            36,470,758

LIABILITIES:
   Other payables                                                       --               (11,262)
                                                              ------------          ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                        $ 35,445,246          $ 36,459,496
                                                              ============          ============



   The accompanying notes are an integral part of these financial statements.

                         RIVIANA FOODS INC. SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2001



EMPLOYER CONTRIBUTIONS                                  $    666,197

EMPLOYEE CONTRIBUTIONS                                     1,715,521

ROLLOVERS                                                     87,050

INTEREST AND DIVIDENDS                                       173,362

NET DEPRECIATION IN FAIR VALUE OF COMMON STOCK               (24,259)

NET INVESTMENT LOSS FROM:
   Common/collective trust funds                          (1,225,027)
   Mutual funds                                              (83,232)

BENEFIT PAYMENTS AND WITHDRAWALS                          (2,323,862)
                                                        ------------

NET DECREASE                                              (1,014,250)

NET ASSETS AVAILABLE FOR PLAN BENEFITS
   Beginning of year                                      36,459,496
                                                        ------------

   End of year                                          $ 35,445,246
                                                        ============



    The accompanying notes are an integral part of this financial statement.

                         RIVIANA FOODS INC. SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000



1. THE PLAN:

The following description of the Riviana Foods Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is for the exclusive benefit of the participating employees of Riviana Foods Inc. (the Company or the Employer) and their beneficiaries. The Plan is administered by the Employee Benefits Committee (the Committee) which is appointed by the board of directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Trustee

Merrill Lynch Trust Company, FSB (Merrill Lynch), is the trustee of the Plan.

Eligibility

Employees become eligible to participate in the Plan at the beginning of the month following completion of six months of service during which they completed 500 hours or more of service.

Contributions

The Plan, under Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code), permits employees to make pretax contributions to the Plan. On a pretax basis, participants may contribute, by payroll deduction, 1 percent to 16 percent of their pay, as defined in the Plan document. In addition, the Employer contributes an amount equal to 55 percent of employee pretax contributions up to 6 percent of their pay. On an after-tax basis, participants may contribute, by payroll deduction, 1 percent to 16 percent of their pay. In addition, the Employer contributes an amount equal to 50 percent of employee after-tax contributions up to 6 percent of their pay. Total employee contributions to both options may not exceed 16 percent of an employee's pay. Effective January 1, 2002, the Company increased the Employer match for after-tax contributions from 50 percent to 55 percent.

To be eligible for Employer matching on pretax contributions, participants must contribute on a pretax basis during the pay period and must not have taken a hardship withdrawal during that time. To be eligible for Employer matching on after-tax contributions, participants must contribute on an after-tax basis during the pay period and must not have taken an after-tax savings withdrawal during that time. As specified by the Plan, total Employer matching, on either pretax or after-tax basis, cannot exceed the matching on a total of 6 percent of each participant's pay. Matching contributions on pretax contributions will be matched first. All Employer matching contributions are made twice a month.

Investment Options

The Plan provides for contributions to be invested among nine common/collective trust funds, three mutual funds and the Company's common stock in accordance with participant investment elections.

Loans

Participants may obtain loans secured by the pledge of the participant's right, title and interest in the Plan. The interest rate on loans is based on bank prime lending rates at the time of the loan plus 1 percent. The loans are subject to certain limitations in the Plan's provisions.

Method of Allocation

The net income or loss on each fund is allocated daily to participants in the proportion of their balances to the total fund balance.

Benefit Payments and Withdrawals

Upon retirement, death or permanent disability, participants may elect to receive either a lump-sum amount equal to the value of their vested account net of any outstanding loans or periodic payments over a period not to exceed their life expectancy. A participant may receive after-tax withdrawals in an amount not less than $100 and no more than once within a 12-month period. A participant may withdraw employer matching contributions only after withdrawing after-tax contributions first and only those contributions that have been deposited for at least 24 months. The maximum number of employer matching contribution withdrawals permitted is one in any 12-month period in an amount not less than $100. A participant over age 59-1/2 may make withdrawals from all contribution sources in an amount not less than $100 and no more than once in any 12-month period. The Plan also allows hardship withdrawals if certain Plan provisions are met.

Upon termination, if a participant's vested balance is below $5,000, the benefit shall be paid as a single lump sum.

Vesting

Participants are fully vested in their contributions and any Employer contributions applied to their accounts as well as any earnings thereon.

Expenses

Plan expenses are paid either by the Company or by the Plan. For the year ended December 31, 2001, the Company paid for all Plan expenses.

2. SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. The preparation of the financial statements in accordance with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and
Gains (Losses) on Investments

Investments are reported at fair value. The Company's common stock and investments in mutual funds are valued based upon quoted market prices. The common/collective trust funds are valued by the issuer based upon the market price of the underlying investments. Participant loans are valued at cost, which approximates fair value. The Merrill Lynch Income Accumulation Fund, which invests primarily in guaranteed investment contracts (GICs), synthetic GICs and U.S. Government securities, is fully benefit-responsive, had an average yield of
5.11 percent for the year ended December 31, 2001, and is recorded at contract value which approximates fair value.

Realized gains (losses) on the sale of common/collective trust funds and mutual funds, unrealized appreciation (depreciation) in fair value of common collective trust funds and mutual funds, and interest and dividends are shown as net investment loss from common/collective trust funds and mutual funds in the statement of changes in net assets available for plan benefits. Realized gains (losses) on the sale of common stock and unrealized appreciation (depreciation) in fair value of common stock are shown as net depreciation in fair value of common stock in the statement of changes in net assets available for plan benefits.

Investments

The following table presents investments that represent 5 percent or more of the Plan's net assets:

 2001-
   Asset Allocation Fund                           $ 6,992,246
   Bond Index Fund                                   4,585,778
   Merrill Lynch Income Accumulation Fund           10,912,672
   S&P 500 Stock Fund                                9,137,891

 2000-
   Asset Allocation Fund                           $ 8,343,622
   Bond Index Fund                                   3,321,049
   Merrill Lynch Income Accumulation Fund           10,382,311
   Participant loans                                 1,969,335
   S&P 500 Stock Fund                               11,007,370

3. RISK AND UNCERTAINTIES:

The Plan provides for various investments in the Company's common stock, mutual funds and common/collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4. RECONCILIATION OF FINANCIAL
   STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31, 2001 and 2000:

                                                                                  2001                  2000
                                                                              ------------          ------------

 Net assets available for Plan benefits per the financial statements          $ 35,445,246          $ 36,459,496
   Less- Amounts allocated to withdrawing participants                                  --              (103,890)
                                                                              ------------          ------------

Net assets available for Plan benefits per the Form 5500                      $ 35,445,246          $ 36,355,606
                                                                              ============          ============

The following is a reconciliation of benefit payments and withdrawals per the financial statements to the Form 5500 for the year ended December 31, 2001:

 Benefit payments and withdrawals per the financial statements          $ 2,323,862
   Add-Amounts allocated to withdrawing participants at
     December 31, 2001                                                           --
   Less-Amounts allocated to withdrawing participants at
     December 31, 2000                                                     (103,890)
                                                                        -----------
Benefit payments and withdrawals per the Form 5500                      $ 2,219,972
                                                                        ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

5. FEDERAL INCOME TAX:

The Plan obtained its latest determination letter on May 9, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of December 31, 2001 and 2000.

6. PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, all accounts will become payable in full.

7. RELATED-PARTY TRANSACTIONS:

Certain Plan investments are managed by Merrill Lynch or one of its subsidiaries. The Plan also invests in shares of Riviana Foods Inc. common stock. Merrill Lynch is the trustee of the Plan, and Riviana Foods Inc. is the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions.

8. SUBSEQUENT EVENT:

The Plan was amended effective January 1, 2002, to reflect the statutory provisions of the Economic Growth and Tax Relief Recovery Act of 2001.

                                                                        SCHEDULE



                         RIVIANA FOODS INC. SAVINGS PLAN


         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2001



                                                                                                                 Current
           Identity of Issue                           Description of Investment                    Cost          Value
--------------------------------------      --------------------------------------------------      ----     --------------
BZW Barclays Global Investors               Asset Allocation Fund                                    (a)      $   6,992,246
BZW Barclays Global Investors               Bond Index Fund                                          (a)          4,585,778
BZW Barclays Global Investors               S&P 500 Stock Fund                                       (a)          9,137,891
BZW Barclays Global Investors               LifePath 2000 Fund                                       (a)             20,179
BZW Barclays Global Investors               LifePath 2010 Fund                                       (a)            277,331
BZW Barclays Global Investors               LifePath 2020 Fund                                       (a)            237,642
BZW Barclays Global Investors               LifePath 2030 Fund                                       (a)            168,953
BZW Barclays Global Investors               LifePath 2040 Fund                                       (a)            358,063
Merrill Lynch Trust Company, FSB*           Cash, interest-bearing                                   (a)              4,187
Merrill Lynch Trust Company, FSB*           Merrill Lynch Income Accumulation Fund                   (a)         10,912,672
Van Kampen Investments                      Van Kampen Common Stock Fund                             (a)            255,650
OppenheimerFunds, Inc.                      Oppenheimer Global Growth & Income Fund                  (a)            127,778
OppenheimerFunds, Inc.                      Oppenheimer Capital Appreciation Fund                    (a)            421,069
Riviana Foods Inc.*                         Common stock                                             (a)            163,353
Participant loans*                          Interest rates ranging from 6.0% to 10.5%                (a)          1,686,094
                                                                                                              -------------

                                                 Total assets (held at end of year)                           $  35,348,886
                                                                                                              =============



*Indicates a party in interest.

(a) Cost omitted for participant-directed investments.

                                    SIGNATURE



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                                          RIVIANA FOODS INC. SAVINGS PLAN


Date       May 21, 2002                                       By   /s/ JACK M. NOLINGBERG
      ----------------------------------------------              --------------------------------------------------
                                                                                 JACK M. NOLINGBERG
                                                                                   Vice President

Date       May 21, 2002                                       By   /s/ E. WAYNE RAY, JR.
      ----------------------------------------------              --------------------------------------------------
                                                                                   E. WAYNE RAY, JR.
                                                                  Vice President, Chief Financial Officer, Treasurer
                                                                  and Director

Date       May 21, 2002                                              * FRANK A. GODCHAUX III
      --------------------------------------------
                                                                  Chairman of the Board


Date       May 21, 2002                                       By   /s/ JOSEPH A. HAFNER, JR.
      ----------------------------------------------              --------------------------------------------------
                                                                                JOSEPH A. HAFNER, JR.
                                                                  Chief Executive Officer, President and Director

Date       May 21, 2002                                       By   /s/ W. DAVID HANKS
      ----------------------------------------------              --------------------------------------------------
                                                                                   W. DAVID HANKS
                                                                  Executive Vice President and Director

Date       May 21, 2002                                       *By  /s/ ELIZABETH B. WOODARD
      ----------------------------------------------              --------------------------------------------------
                                                                                  ELIZABETH B. WOODARD
                                                                  (As Attorney-in-Fact for the person indicated)

                                INDEX TO EXHIBITS



     EXHIBIT
     NUMBER                                 DESCRIPTION
     -------                                -----------

       23.1                Consent of Independent Public Accountants
       24.0                Power of Attorney
       99.1                Temporary Note 3T to Article 3 of Regulation S-X